# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flag Ship Acquisition Corp, CIK 0001850059
CUSIP: G3530C109
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 26 Broadway, Suite 934, New York, New York (NY), 10004
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-25-002645
Filed by CIK 0001279891

## Reporting persons
- WOLVERINE ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 147,420; sole dispositive power 0; shared dispositive power 147,420; aggregate amount beneficially owned 147,420 (2.93% of the class)
- Wolverine Trading Partners, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 147,420; sole dispositive power 0; shared dispositive power 147,420; aggregate amount beneficially owned 147,420 (2.93% of the class)
- Wolverine Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 147,420; sole dispositive power 0; shared dispositive power 147,420; aggregate amount beneficially owned 147,420 (2.93% of the class)
- Christopher L. Gust: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 147,420; sole dispositive power 0; shared dispositive power 147,420; aggregate amount beneficially owned 147,420 (2.93% of the class)
- Robert R. Bellick: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 147,420; sole dispositive power 0; shared dispositive power 147,420; aggregate amount beneficially owned 147,420 (2.93% of the class)

## Item 1. Issuer
Name of issuer: Flag Ship Acquisition Corp
Address of issuer's principal executive offices: 26 Broadway, Suite 934, New York, New York, 10004

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, L.P. - Illinois
Wolverine Trading Partners, Inc. - Illinois
Christopher L. Gust - U.S. Citizen
Robert R. Bellick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment manager and has voting and dispositive power over 147,420 Ordinary Shares of the Issuer. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings. Each of Wolverine Holdings, Mr. Bellick, Mr. Gust, and WTP have voting and disposition power over 147,420 Ordinary Shares of the Issuer.
Percent of class: 2.93%. WAM may be deemed the beneficial owner of 2.93% of the Issuer's Ordinary Shares, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 2.93% of the Issuer's Ordinary Shares. Percentages were calculated by dividing the number of shares deemed beneficially owned by each reporting person by 5,025,517 (the number of Ordinary Shares outstanding as of July 31, as reported in the Issuer's Form 10-Q filed on August 1, 2025).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: WAM has shared power to vote or direct the vote of 147,420 Ordinary Shares of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 147,420 Ordinary Shares of the Issuer in each case as set forth in Item 4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: WAM has shared power to dispose, or direct the disposition of 147,420 Ordinary Shares of the Issuer, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose or direct the disposition of 147,420 Ordinary Shares of the Issuer, in each case as set forth in item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WOLVERINE ASSET MANAGEMENT LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (10/07/2025)
- Wolverine Trading Partners, Inc.: /s/ Christopher L. Gust, Christopher L. Gust, Authorized Signatory (10/07/2025)
- Wolverine Holdings, L.P.: /s/ Christopher L. Gust, Christopher L. Gust, Managing Director (10/07/2025)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (10/07/2025)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (10/07/2025)